Greater Atlantic Financial Corp.

2001 ANNUAL REPORT

Greater Atlantic Bank
Established 1886

Mission Statement

Greater Atlantic Bank is a strong local community bank embarking on its second century of service to the public. With a remarkable vision for the future and a keen understanding and appreciation of the past, Greater Atlantic possesses a dynamic strategy for serving customers and competing successfully in today's business environment.

The hallmark of our business philosophy is what we refer to as our principles of recognition and they serve us effectively every day. They are as follows:

- Recognize the need to serve our customers in a friendly, courteous and professional manner . . .
- Recognize our civic responsibility by participating in and supporting programs that enhance the quality of life in the communities we serve . . .
- Recognize our obligation to our employees to provide a pleasant and efficient environment in which to work and thereby enhance their efforts on behalf of our customers . . .
- Recognize the need to constantly evaluate and improve the products and services we provide . . .
- Recognize the intrinsic values of having our branch offices take on the personalities of the neighborhoods they serve rather than having a corporate and impersonal presence . . .
- Recognize our commitment to peak financial performance . . .
- And finally,
- Recognize all of our customers.

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

At or for fiscal year ended September 30,	2001	2000
	(dollars in thousands)	
Net interest income	$6,376	$4,678
Net (loss) income	(522)	(3,638)
Per common Share		
Net (loss) earnings	$ (0.17)	$ (1.21)
Book value at year end	7.04	6.94
At September 30		
Total Assets	$370,604	$296,296
Loans receivable, net	164,603	132,698
Deposits	229,982	188,387
Stockholders' equity	21,180	20,867
Non-performing assets	506	366
Financial Ratios		
Return on average assets	(0.15)%	(1.45)%
Return on average equity	(2.48)	(15.12)
Net interest margin	1.94	1.93

GREATER ATLANTIC FINANCIAL CORP.

Table of Contents

Message to shareholders

We are pleased to report on the performance of Greater Atlantic Financial Corp. for fiscal year 2001. While we did not achieve profitability in 2001 until the fourth quarter, Greater Atlantic Bank has continued its successful growth pattern, establishing a significant base for future profitable years. That is reflected in our net earnings for the December 2001 quarter, when the Bank reported net earnings of $271,000, or $.09 per share.

In fiscal 2000, the combination of a substantial portfolio of fixed-interest rate assets and rising interest rates compressed the Bank's net interest margin. In fiscal 2001, the Federal Reserve cut short-term interest rates 3 ½ percent by September 30, the end of our fiscal year. As a result of a restructuring of the investment portfolio toward more flexible-rate instruments in fiscal 2000 and strong loan and deposit growth in fiscal 2001, the Bank's net interest margin was relatively insensitive to the decline in interest rates during fiscal 2001.

Greater Atlantic Mortgage Corporation (GAMC), the Bank's mortgage-banking subsidiary, using its main business line, FHA streamline refinancings, was able to take advantage of the falling interest rate environment. Loans originated and sold by GAMC more than doubled during the year producing a 76% increase in gain on sale of loans, from $2.5 million in fiscal 2000 to $4.3 million in fiscal 2001. As interest rates rise, FHA originations will likely decline. GAMC has anticipated this market trend and will be diversifying into new lines of business that are less interest-rate sensitive.

With a full year of activity realized from the acquisition of Dominion Savings Bank at the end of fiscal 2000, the Bank significantly increased service fees on loans and deposits. The acquisition of Dominion also proved to be beneficial in helping the Bank increase its deposits. Deposits related to the Dominion branches grew from $40 million at the end of fiscal year 2000 to $63 million at the close of the current fiscal year, an increase in excess of 57%.

Total assets for the company increased to $371 million at year-end 2001 from $296 million at the end of the prior year, a 25% increase. Total loans increased from $133 million at year-end 2000 to $165 million at year-end 2001, a 24% increase. Total deposits grew at the same time from $188 million to $230 million, a 22% increase and borrowings increased to $118 million at year-end from $83 million the prior year, a 42% increase. The growth in loans and deposits were related to the acquisition of Dominion and the Bank's internal and external marketing activities.

During fiscal 2001 we were able to introduce additional services for our customers, including internet banking to provide for bill paying, money transfers between accounts and account research from the convenience of home, an overdraft line of credit, and a debit card. We also improved our voice response system, adding the capability to transfer funds between accounts. For commercial customers we provided zero balance accounts and a lock-box arrangement to help them manage their business resources more effectively. The successful completion of each of those actions was due to careful planning and a strong team effort on the part of the Bank's staff.

In fiscal 2002 we will continue to grow the Bank and look forward to putting additional customer services into place, including check imaging. That will allow our customers to be able to organize their financial records better. In addition, the data base that we can build through digital check imaging will give us an opportunity to offer useful new targeted products and services in the future. In order to help our commercial customers manage their business resources more effectively, we are developing a sophisticated internet cash management system with ACH origination capabilities.

While we expect to continue to experience significant growth in our assets through additional investments in securities and single-family loans, we intend to focus on expanding our commercial lending activities. To increase our volume of commercial lending, in November, 2001, we hired an experienced commercial loan officer and charged him with the responsibility for further developing the commercial lending policy and increasing the volume of commercial loans. He joins our team of experienced loan officers who will maintain our growth in the areas of multifamily, construction, commercial real estate and consumer loans.

While we expand our loan portfolio, we will not do so at the expense of loan quality. We continue to maintain strong asset quality ratios, with non-performing assets amounting to only 0.14 percent of total assets. Given the recent rise in loans delinquent 30 days or more and the current economic environment, we will be increasing our provision for loan losses.

This year we will undertake a rights offering to increase our capital. The offering of convertible trust preferred shares will ensure that we remain a well-capitalized bank as our assets grow. Given the current size and expense structure of the bank, growth allows the bank to reap economies of scale. Thus, not only will the new offering expand our long-run opportunities; it will also result in an immediate increase in Bank profitability, which we expect will boost our earnings per share. Purchasers of the new issue will enjoy an immediate return on their additional investments in the Bank and, through the convertibility feature, will be in a position to reap the benefits from the appreciation in value of the Bank's common stock. By structuring the offering as a convertible rights offering, rather than as a public offering of common stock, the Bank avoided a substantial underwriting fee, and gave existing shareholders the opportunity to maintain their stake in anticipated future gains in profitability.

In preparing for fiscal year 2002 and the expected resumption of economic activity, we are taking several proactive measures. To protect the Bank's profits, and the shareholders' equity value, from falling in the face of rising interest rates, we will hedge our on-balance sheet interest rate risk exposure with a combination of interest rate swap and cap agreements. We will also continue to place shorter-term, more interest rate sensitive assets on our balance sheet to take advantage of the opportunities that become available in a rising interest rate environment.

On behalf of all of those who make up the Greater Atlantic team, our employees, shareholders, and customers, we express our thanks as we pledge our best efforts in the year ahead. Your support is deeply appreciated and we welcome your comments and suggestions.

Charles W. Calomiris
Chairman of the Board

Carroll E. Amos
President and
Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the following Selected Consolidated Financial Data in conjunction with our Consolidated Financial Statements and the notes thereto, the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Annual Report.

At or For the Years Ended September 30,	2001	2000
	(dollars in thousands)	
Consolidated Statements of Operations Data:		
Interest income	$23,623	$17,772
Interest expense	17,247	13,094
Net interest income	6,376	4,678
Provision for loan losses	55	13
Net interest income after provision for loan losses	6,321	4,665
Noninterest income	5,707	2,054
Noninterest expense	12,550	10,957
Loss before taxes	(522)	(4,238)
Income tax benefit	-	(600)
Net income	$ (522)	$(3,638)
Per Share Data:		
Net income:		
Basic	$(0.17)	$(1.21)
Diluted	$(0.17)	$(1.21)
Book value	7.04	6.94
Tangible book value	6.80	6.94
Weighted average shares outstanding:		
Basic	3,007,434	3,007,434
Diluted	3,007,434	3,007,434
Consolidated Statements of Financial Condition Data:		
Total assets	$370,604	$296,296
Total loans receivable, net	164,603	132,698
Allowance for loan losses	810	765
Mortgage-loans held for sale	14,683	5,599
Investment securities (1)	131,302	70,777
Mortgage-backed securities	39,115	66,169
Total deposits	229,982	188,387
FHLB advances	74,500	46,100
Other borrowings	43,323	36,736
Total stockholders' equity	21,180	20,867
Tangible capital	20,365	20,295

At or For the Years Ended September 30,	2001	2000
	(dollars in thousands)	
Average Consolidated Statements of Financial Condition Data		
Total assets	$343,226	$251,417
Investment securities(1)	118,320	75,808
Mortgage-backed securities(1)	46,225	59,489
Total loans	164,790	106,917
Allowance for loan losses	(800)	(599)
Total deposits	207,657	137,272
Total stockholders' equity	21,045	24,067
Performance Ratios (2)		
Return on average assets	(0.15)%	(1.45)%
Return on average equity	(2.48)	(15.12)
Equity to assets	6.13	9.57
Net interest margin	1.94	1.93
Efficiency ratio(3)	103.86	162.76
Asset Quality Data:		
Non-performing assets to total assets, at period end	0.14	0.12
Non-performing loans to total loans, at period end	0.29	0.14
Net charge-offs to average total loans	0.07	0.06
Allowance for loan losses to:		
Total loans	0.46%	0.54%
Non-performing loans	160.08	394.33
Non-performing loans	$506	$194
Non-performing assets	506	366
Allowance for loan losses	810	765
Capital Ratios of the Bank:		
Leverage ratio	5.51%	6.85%
Tier 1 risk-based capital ratio	10.94	13.71
Total risk-based capital ratio	11.36	14.23

(1) Consists of securities classified as available-for-sale, held-to-maturity and for trading.
(2) Ratios are presented on an annualized basis where appropriate.
(3) Efficiency ratio consists of noninterest expense divided by net interest income and noninterest income.

Management's Discussion and Analysis

Forward-Looking Statements

When used in this report and in future filings by the company with the Securities and Exchange Commission (the "SEC"), in the company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the company's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The company wishes to advise readers that the factors listed above could affect the company's financial performance and could cause the company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The company does not undertake and specifically declines any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

General

The profitability of the Company, and more specifically, the profitability of its primary subsidiary Greater Atlantic Bank, depends primarily on its net interest income. Net interest income is the difference between the interest income it earns on its loans and investment portfolio, and the interest it pays on interest-bearing liabilities, which consists mainly of interest paid on deposits and borrowings.

The Company's profitability is also affected by the level of its non-interest income and operating expenses. Non-interest income consists primarily of gains on sales of loans and available-for-sale investments, service charge fees and commissions earned by non-bank subsidiaries. Operating expenses consist primarily of salaries and employee benefits, occupancy-related expenses, equipment and technology-related expenses and other general operating expenses.

The operations of the Bank, and banking institutions in general, are significantly influenced by general economic conditions and related monetary and fiscal policies of regulatory agencies. Deposit flows and the cost of deposits and borrowings are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.

2001 Compared to 2000

Net Income. For the fiscal year ended September 30, 2001, the company incurred a loss of $522,000 or $0.17 per share compared to a loss of $3.6 million or $1.21 per share for fiscal year 2000. The $3.1 million decrease in net loss over the comparable period one year ago was primarily due to increases in net interest income and noninterest income. Those increases exceeded an increase in noninterest expense and a decrease in the bank's income tax benefit. The bank believes that due to continuing operating losses it is more appropriate not to recognize an income tax benefit for current period operating losses, and that pre-tax earnings or loss provide a better basis to compare period to period operations. Viewed from that perspective, the bank's pre-tax loss improved by $3.7 million from a loss of $4.2 million for the fiscal year ended 2000 to a loss of $522,000 for the current year. The reduction in interest rates, coupled with the continued growth of the bank have led to an improvement in both net interest income and noninterest income.

Net Interest Income. An important source of our earnings is net interest income, which is the difference between income earned on interest-earning assets, such as loans, investment securities and mortgage-backed securities, and interest paid on interest-bearing sources of funds such as deposits and borrowings. The level of net interest income is determined primarily by the relative average balances of interest-earning assets and interest-bearing liabilities in combination with the yields earned and rates paid upon them. The correlation between the repricing of interest rates on assets and on liabilities also influences net interest income.

The following table presents a comparison of the components of interest income and expense and net interest income.

			Difference	
Years ended September 30,	2001	2000	Amount	%
		(dollars in thousands)		
Interest income:				
Loans	$ 12,658	$ 8,462	$ 4,196	49.59%
Investments	10,965	9,310	1,655	17.78
Total	23,623	17,772	5,851	32.92
Interest expense:				
Deposits	11,629	7,668	3,961	51.66
Borrowings	5,618	5,426	192	3.54
Total	17,247	13,094	4,153	31.72
Net interest income	$ 6,376	$ 4,678	$ 1,698	36.30%

Our growth in net interest income for fiscal year 2001 was due primarily to the increase in average interest-earning assets resulting from our planned growth. Average interest-earning assets increased $87.1 million or 35.97% over the comparable period one-year ago coupled with a one basis point increase in net interest margin (net interest income divided by average interest-earning assets). The increase in net interest margin resulted from the decrease on rates paid for interest bearing liabilities exceeding the decrease in yields earned on interest earning assets by 14 basis points. That decrease was offset by an increase in average interest-bearing liabilities exceeding the increase in average interest-earning assets by $474,000.

Interest Income. Interest income for the fiscal year ended September 30, 2001 increased $5.9 million from fiscal year 2000 primarily as a result of an increase in the average outstanding balances in loans and investment securities. The increase in interest income from the loan portfolio for fiscal year 2001 compared to interest income earned for fiscal 2000 resulted from an increase of $57.9 million in the average balance of loans outstanding. That increase was coupled with an increase of $29.2 million in the average outstanding balance in the investment and mortgage-backed securities portfolios and was offset by a 17 basis point decrease in the average yield earned on the loan and investment portfolios.

Interest Expense. The $4.2 million increase in interest expense on deposits and borrowed funds for fiscal year 2001 compared to fiscal year 2000 was principally the result of a significant increase in the average outstanding balances in total deposits and borrowed funds, and was offset by a 31 basis point decrease in the average cost of funds. The increase in interest expense on deposits was primarily due to an increase in average certificates of deposit and NOW and money market accounts of $67.8 million, or 49.97%, from $135.7 million for fiscal 2000 to $203.6 million for fiscal 2001. The average rate we paid for deposits increased from 5.59% for fiscal 2000 to 5.60% for fiscal 2001. That increase in rate was coupled with an increase of $70.4 million in the average outstanding balance of deposits. The increase in interest expense on borrowings was primarily due to an increase in average borrowings of $17.2 million, and was offset in part by an 85 basis point decline in the average cost of funds.

Comparative Average Balances and Interest Income Analysis. The following table presents the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and annualized rates. No tax-equivalent adjustments were made and all average balances are average daily balances. Non-accruing loans have been included in the tables as loans carrying a zero yield.

	For the Years Ended September 30,					
	2001			2000		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	(dollars in thousands)					
Assets:						
Interest-earning assets:						
Real estate loans	$124,646	$ 9,298	7.46%	$ 87,468	$ 6,699	7.66%
Consumer loans	29,106	2,287	7.86	13,980	1,236	8.84
Commercial business loans	11,038	1,073	9.72	5,469	527	9.64
Total loans	164,790	12,658	7.68	106,917	8,462	7.91
Investment securities	118,320	7,897	6.67	75,808	5,380	7.10
Mortgage-backed securities	46,225	3,068	6.64	59,489	3,930	6.61
Total interest-earning assets	329,335	23,623	7.17	242,214	17,772	7.34
Non-earning assets	13,891			9,203		
Total assets	$343,226			$251,417		
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
Savings accounts	$ 4,089	136	3.33	$ 1,532	40	2.61
Now and money market accounts	59,783	2,744	4.49	34,882	1,772	5.08
Certificates of deposit	143,785	8,749	6.08	100,858	5,856	5.81
Total deposits	207,657	11,629	5.60	137,272	7,668	5.59
FHLB advances	60,784	3,396	5.59	55,691	3,419	6.14
Other borrowings	43,217	2,222	5.14	31,100	2,007	6.45
Total interest-bearing liabilities	311,658	17,247	5.53	224,063	13,094	5.84
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	8,767			1,916		
Other liabilities	1,756			1,371		
Total liabilities	322,181			227,350		
Stockholders' equity	21,045			24,067		
Total liabilities and stockholders' equity	$343,226			$251,417		
Net interest income		$ 6,376			$ 4,678	
Interest rate spread			1.64%			1.50%
Net interest margin			1.94%			1.93%

Rate/Volume Analysis. The following table presents certain information regarding changes in interest income and interest expense attributable to changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities for the periods indicated. The change in interest attributable to both rate and volume has been allocated to the changes in rate and volume on a pro rata basis.

	Years Ended September 30, 2001 v. 2000		
	Change Attributable to		
	Volume	Rate	Total
		(in thousands)	
Real estate loans	$2,847	$ (248)	$2,599
Consumer loans	1,337	(286)	1,051
Commercial business loans	537	9	546
Total loans	4,721	(525)	4,196
Investments	3,017	(500)	2,517
Mortgage-backed securities	(876)	14	(862)
Total interest-earning assets	$6,862	$(1,011)	$5,851
Savings accounts	$ 67	$ 29	$ 96
Now and money market accounts	1,265	(293)	972
Certificates of deposit	2,492	401	2,893
Total deposits	3,824	137	3,961
FHLB advances	313	(336)	(23)
Other borrowings	782	(567)	215
Total interest-bearing liabilities	$4,919	$ (766)	$4,153
Change in net interest income	$1,943	$ (245)	$1,698

Provision for Loan Losses. The allowance for loan losses, which is established through provisions for losses charged to expense, is increased by recoveries on loans previously charged off and is reduced by charge-offs on loans. Determining the proper reserve level or allowance involves management's judgment based upon a review of factors, including the company's internal review process which segments the loan portfolio into groups based on various risk factors including the types of loans and asset classifications. Each segment is then assigned a reserve percentage based upon the perceived risk in that segment. Although management utilizes its best judgment in providing for probable losses, there can be no assurance that the company will not have to increase its provisions for loan losses in the future as a result of an adverse market for real estate and economic conditions generally in the company's primary market area, future increases in non-performing assets or for other reasons which would adversely affect the company's results of operations.

The increase in non-performing loans of $312,000 during fiscal 2001, resulted primarily from the $196,000 increase in single family loans and a $122,000 increase in non-performing construction loans. The provision for loan losses was increased from $13,000 during fiscal 2000 to $55,000 during fiscal 2001. The increase in provision is directly related to the increase in non-performing loans. Net charge-offs increased from $63,000 during fiscal 2000 to $110,000 during fiscal 2001 as management took a more aggressive posture in assessing collectibility of classified loans. Management expects charge-offs to increase in the future as a result of the increase in its total loan portfolio during fiscal 2001. While we have continued our loan loss provisions in response to our continued growth in real estate loans, we have allowed our allowance for loan losses to decline as a percentage of loans due to the continuation of the low percentages of our charge-offs and non-performing loans.

Noninterest income. Noninterest income increased $3.7 million during fiscal 2001, over the comparable period one year ago, primarily as a result of the increase in gain on sale of loans, reflecting an increased volume of loan originations and sales from the company's mortgage banking activities. That increase was coupled with an increase in gains on the sale of investments and an increase in service fees on loans and deposits. That increase in gain on sales of investment securities occurred as a result of a loss of $1.0 million recognized during fiscal 2000 when the bank transferred $22.8 million in securities from available for sale to trading resulting in a loss of $580,000, with the remaining $420,000 of loss on sale resulting from sales of $18.0 million in securities as the bank restructured its investment securities portfolio, with no comparable loss occurring during fiscal 2001. The increase in service fees on loans and deposits relates primarily to the bank's acquisition of Dominion Savings Bank, with a full year of activity being realized, and increased loan production at Greater Atlantic Mortgage. The significant level of gains on sale of loans in fiscal 2001 resulted from the company taking advantage of loan origination volumes coupled with home loan refinancing and a favorable interest rate environment which enabled the company to sell at a gain loans through Greater Atlantic Mortgage.

During the fiscal year ended September 30, 2001, loan disbursements originated for sale amounted to $249.9 million compared to $117.0 million during the comparable period one year ago. The $132.9 million increase in loans originated and disbursed was largely attributable to decreases in market interest rates, which increased home mortgage refinancings. During the period, substantially all loans originated were sold in the secondary market, in most cases with servicing released. Proceeds from the sale of loans for fiscal 2001 amounted to $245.2 million compared to $121.3 million during the comparable period one year ago. Sales of loans resulted in gains of $4.3 million and $2.5 million for fiscal 2001 and fiscal 2000, respectively.

The following table presents a comparison of the components of non-interest income.

	Years Ended September 30,		Difference	
	2001	2000	Amount	%
		(dollars in thousands)		
Noninterest income:				
Gain on sale of loans	$ 4,335	$ 2,466	$ 1,869	75.79%
Service fees on loans	673	464	209	45.04
Service fees on deposits	456	177	279	157.63
Gain (loss) on sale of investment securities	194	(1,025)	1,219	118.93
Gain on sale of real estate owned	45	14	31	221.43
Other operating income	4	(42)	46	109.52
Total noninterest income	$ 5,707	$ 2,054	$ 3,653	177.85%

Noninterest expense. Noninterest expense for fiscal 2001, amounted to $12.6 million, an increase of $1.6 million or 14.54% from the $11.0 million incurred in fiscal 2000. Excluding non-recurring expenses of $1.6 million during fiscal 2000, as a result of the settlement of a lawsuit and related legal fees, noninterest expense increased $3.2 million over the comparable period one year ago. The increase in the bank's noninterest expense was primarily in compensation of $1.3 million, depreciation expense on furniture fixtures and equipment of $180,000, data processing of $477,000, occupancy of $413,000 and other operating expense of $481,000, when factoring in $1.3 million related to the settlement. Those increases were attributable to the continued expansion and growth of the bank and an increase in commissions to loan officers due to increased loan production and the related employee benefit cost associated with the increase in compensation.

The following table presents a comparison of the components of noninterest expense.

	Years Ended September 30, 2001	Years Ended September 30, 2000	Difference Amount	Difference %
	(dollars in thousands)			
Noninterest expense:				
Compensation and employee benefits	$ 6,054	$ 4,738	$ 1,316	27.78%
Occupancy	1,607	1,194	413	34.59
Professional services	818	794	24	3.02
Advertising	522	547	(25)	(4.57)
Deposit insurance premium	36	52	(16)	(30.77)
Furniture, fixtures and equipment	668	488	180	36.89
Data processing	887	410	477	116.34
Loss from foreclosed real estate	3	10	(7)	(70.00)
Other operating expense	1,955	2,724	(769)	(28.23)
Total noninterest expense	$12,550	$10,957	$1,593	14.54%

Income Taxes. The company files a consolidated federal income tax return with its subsidiaries and computes its income tax provision or benefit on a consolidated basis. Since, as previously indicated, the bank no longer recognizes a tax benefit for current operating losses there was no income tax benefit for fiscal 2001 compared to a benefit of $600,000 in 2000.

Management has provided a valuation allowance for net deferred tax assets of $2.5 million, as they are unable to determine the timing of the generation of future taxable income.

At September 30, 2001, the Company has net operating loss carryforwards totaling approximately $9.1 million, which expire in the years 2006 to 2020. As a result of the change in ownership of the Bank, approximately $1.7 million of the total net operating loss carryforwards are subject to an annual usage limitation of approximately $114,000.

Asset-Liability Management

The primary objective of asset/liability management is to ensure the steady growth of the company's primary earnings component, net interest income, and the maintenance of reasonable levels of capital independent of fluctuating interest rates. Interest rate risk can be defined as the vulnerability of an institution's financial condition and/or results of operations to movements in interest rates. Interest rate risk, or sensitivity, arises when the maturity or repricing characteristics of assets differ significantly from the maturity or repricing characteristics of liabilities. Management endeavors to structure the balance sheet so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals to maintain interest rate risk at an acceptable level.

Management oversees the asset/liability management function and meets periodically to monitor and manage the structure of the balance sheet, control interest rate exposure, and evaluate pricing strategies for the company. The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. Management of the liability mix of the balance sheet focuses on expanding the company's various funding sources. At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the bank may determine to increase our interest rate risk position in order to increase our net interest margin.

The bank manages its exposure to interest rates by structuring the balance sheet in the ordinary course of business. The bank currently emphasizes adjustable rate loans and/or loans that mature in a relatively short period when compared to single-family residential loans. In addition, to the extent possible, the bank attempts to attract longer-term deposits. The bank has not entered into instruments such as leveraged derivatives, structured notes, interest rate swaps, caps, floors, financial options, financial futures contracts or forward delivery contracts for the purpose of reducing interest rate risk.

One of the ways the bank monitors interest rate risk is through an analysis of the relationship between interest-earning assets and interest-bearing liabilities to measure the impact that future changes in interest rates will have on net interest income. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP") and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments.

The table below illustrates the maturities or repricing of the company's assets and liabilities, including noninterest-bearing sources of funds, to specific periods at September 30, 2001. Estimates and assumptions concerning prepayment rates of major asset categories are based on information obtained from the FHLB of Atlanta on projected prepayment levels on mortgage-backed and related securities and decay rates on savings, NOW and money market accounts. The bank believes that such information is consistent with our current experience.

Maturing or Repricing Periods	90 Days or Less	91 Days to 180 Days	181 Days to One Year	One Year to Three Years	Three Years to Five Years	Five Years or More	Total
Interest-earning assets			(dollars in thousands)				
Loans:							
Adjustable and balloon	$ 20,451	$ 6,577	$ 25,654	$ 31,781	$ 9,119	$ 94	$ 93,676
Fixed-rate (1)	16,146	506	976	3,460	2,841	8,196	32,125
Second mortgages	430	141	267	893	666	978	3,375
Commercial business	9,260	358	708	2,733	222	-	13,281
Consumer	35,165	167	316	1,041	311	-	37,000
Investment securities	120,903	45	88	330	2,296	4,511	128,173
Mortgage-backed securities	6,686	6,617	10,299	9,339	4,237	1,180	38,358
Total	209,041	14,411	38,308	49,577	19,692	14,959	345,988
Interest-bearing liabilities:							
Deposits:							
Savings accounts	232	232	324	1,205	788	1,854	4,635
NOW accounts	1,731	1,731	1,875	4,903	1,298	2,884	14,422
Money market accounts	14,769	14,769	15,337	6,249	2,840	2,841	56,805
Certificates of deposit	38,775	23,392	52,337	29,871	3,053	95	147,523
Borrowings:							
FHLB advances	46,500	3,000	-	-	-	25,000	74,500
Other borrowings	43,323	-	-	-	-	-	43,323
Total	145,330	43,124	69,873	42,228	7,979	32,674	$341,208
GAP	$ 63,711	$ (28,713)	$ (31,565)	$ 7,349	$11,713	$(17,715)	$ 4,780
Cumulative GAP	$ 63,711	$ 34,998	$ 3,433	$ 10,782	$ 22,495	$ 4,780	
Ratio of Cumulative GAP to total assets	18.41%	10.12%	0.99%	3.12%	6.50%	1.38%	

(1) Includes $14.8 million of loans held for sale in the 90 days or less repricing period.

As indicated in the interest rate sensitivity table, the twelve-month cumulative gap, representing the total net assets and liabilities that are projected to re-price over the next twelve months, was asset sensitive in the amount of $3.4 million at September 30, 2001.

While the GAP position is a useful tool in measuring interest rate risk and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on the measure, without accounting for alterations in the maturity or repricing characteristics of the balance sheet that occur during changes in market interest rates. The GAP position reflects only the prepayment assumptions pertaining to the current rate environment and assets tend to prepay more rapidly during periods of declining interest rates than during periods of rising interest rates.

Management uses two other analyses to manage interest rate risk: (1) an earnings-at-risk analysis to develop an estimate of the direction and magnitude of the change in net interest income if rates move up or down 100 to 300 basis points; and (2) a value-at-risk analysis to estimate the direction and magnitude of the change in net portfolio value if rates move up or down 100 to 200 basis points. Currently the bank uses a sensitivity of net interest income analysis prepared by the FHLB of Atlanta to measure earnings-at-risk and the OTS Interest Rate Risk Exposure Report to measure value-at-risk.

The following table sets forth the earnings at risk analysis that measures the sensitivity of net interest income to changes in interest rates at September 30, 2001:

Net Interest Income Sensitivity Analysis

Changes in Rate by Basis Point	Net Interest Margin	Basis Point Change From Base	Percent Change From Base
+300	3.13%	(0.09)%	(2.80)%
+200	3.16%	(0.06)%	(1.86)%
+100	3.20%	(0.02)%	(0.62)%
+0	3.22%	-	-
-100	3.21%	(0.01)%	(0.31)%
-200	3.12%	(0.10)%	(3.11)%
-300	2.85%	(0.37)%	(11.49)%

The table indicates that, if based on an immediate and sustained 200 basis point increase in market interest rates, net interest margin, as measured as a percent of total assets, would decrease by 6 basis points or 1.86%. Conversely, if interest rates decrease 200 basis points net interest margin, as a percent of total assets, would decrease by 10 basis points or 3.11%.

The net interest income sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. The estimates used are based upon the assumption as to the nature and timing of interest rate levels including the shape of the yield curve. These estimates have been developed based upon current economic conditions; the company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change.

Presented below, as of September 30, 2001, is an analysis of our interest rate risk as measured by changes in net portfolio value for parallel shifts of 200 basis points in market interest rates:

	Net Portfolio Value		Net Portfolio Value as a Percent of the Present Value of Assets	
Changes in Rates (bp)	Dollar Change	Percent Change	Net Portfolio Value Ratio	Change in NPV Ratio
	(dollars in thousands)			
+200	$5,818	26.18%	7.57%	1.57%
+100	3,134	14.10	6.92	0.92
+0	-	-	6.00	-
-100	(3,283)	(14.77)	5.11	(0.89)
-200	(3,699)	(16.64)	5.00	(1.00)

The improvement in net portfolio value of $5.8 million or 26.18% in the event of a 200 basis point increase in rates is a result of the current amount of adjustable rate loans and investments held by the bank as of September 30, 2001. The foregoing decline in net portfolio value, in the event of an increase in interest rates of 200 basis points, currently exceeds the company's internal board guidelines.

Liquidity and Capital Resources

Liquidity. The bank's primary sources of funds are deposits, principal and interest payments on loans, mortgage-backed and investment securities and borrowings. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The bank has continued to maintain the levels of liquid assets as previously required by OTS regulations. The bank manages its liquidity position and demands for funding primarily by investing excess funds in short-term investments and utilizing FHLB advance and reverse repurchase agreements in periods when the bank's demands for liquidity exceed funding from deposit inflows.

The bank's most liquid assets are cash and cash equivalents, securities available-for-sale and trading securities. The levels of these assets are dependent on the bank's operating, financing, lending and investing activities during any given period. At September 30, 2001, cash and cash equivalents, interest bearing deposits and securities available-for-sale and trading securities totaled $151.1 million, or 40.77% of total assets.

The primary investing activities of the bank are the origination of residential one- to four-family loans, commercial real estate loans, real estate construction and development loans, commercial borrowing and consumer loans and the purchase of United States Treasury and agency securities, mortgage-backed and mortgage-related securities and other investment securities. During the year ended September 30, 2001, the bank's loan originations and purchases totaled $103.9 million. Purchases of United States Treasury and agency securities, mortgage-backed and mortgage related securities and other investment securities totaled $106.4 million for the year ended September 30, 2001.

The bank has other sources of liquidity if a need for additional funds arises. At September 30, 2001, the bank had $74.5 million in advances outstanding from the FHLB and had an additional overall borrowing capacity from the FHLB of $36.7 million at that date. Depending on market conditions, the pricing of deposit products and FHLB advances, the bank may continue to rely on FHLB borrowings to fund asset growth.

At September 30, 2001, the bank had commitments to fund loans and unused outstanding lines of credit, unused standby letters of credit and undisbursed proceeds of construction mortgages totaling $99.4 million. The bank anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificate accounts, including IRA and Keogh accounts, which are scheduled to mature in less than one year from September 30, 2001, totaled $114.3 million. Based upon experience, management believes the majority of maturing certificates of deposit will remain with the bank. In addition, management of the bank believes that it can adjust the rates offered on certificates of deposit to retain deposits in changing interest rate environments. In the event that a significant portion of these deposits are not retained by the bank, the bank would be able to utilize FHLB advances and reverse repurchase agreements to fund deposit withdrawals, which would result in an increase in interest expense to the extent that the average rate paid on such borrowings exceeds the average rate paid on deposits of similar duration.

Capital Resources. At September 30, 2001, the bank exceeded all minimum regulatory capital requirements with a tangible capital level of $20.4 million, or 5.51% of total adjusted assets, which exceeds the required level of $5.5 million, or 1.50%; core capital of $20.4 million, or 5.51% of total adjusted assets, which exceeds the required level of $14.8 million, or 4.00%; and risk-based capital of $21.2 million, or 11.36% of risk-weighted assets, which exceeds the required level of $14.9 million, or 8.00%.

2000 Compared to 1999

Net Income. For the fiscal year ended September 30, 2000 the company incurred a net loss of $3.6 million or $1.21 per share compared to net income of $101,000 or $0.07 per share for fiscal year 1999. The $3.7 million decrease in net income over the comparable period one year ago was primarily due to the decline in income from mortgage-banking activities. Also, contributing to the decrease in income was the settlement of a lawsuit against Greater Atlantic Mortgage Corporation costing $1.3 million and the sale and reclassification by the Bank of certain investment securities at a loss of $1.0 million.

Net Interest Income. An important source of our earnings is net interest income, which is the difference between income earned on interest-earning assets, such as loans, investment securities and mortgage-backed securities, and interest paid on interest-bearing sources of funds such as deposits and borrowings. The level of net interest income is determined primarily by the relative average balances of interest-earning assets and interest-bearing liabilities in combination with the yields earned and rates paid upon them. The correlation between the repricing of interest rates on assets and on liabilities also influences net interest income.

The following table presents a comparison of the components of interest income and expense and net interest income.

Years ended September 30,	2000	1999	Difference Amount	%
		(dollars in thousands)		
Interest income:				
Loans	$ 8,462	$ 4,210	$ 4,252	101.00%
Investments	9,310	4,836	4,474	92.51
Total	17,772	9,046	8,726	96.46
Interest expense:				
Deposits	7,668	5,499	2,169	39.44
Borrowings	5,426	881	4,545	515.89
Total	13,094	6,380	6,714	105.24
Net interest income	$ 4,678	$ 2,666	$ 2,012	75.47%

Our growth in net interest income for fiscal year 2000 was due primarily to the increase in average interest-earning assets resulting from our planned growth. Although average interest-earning assets increased $110.4 million or 83.80% over the comparable period one-year ago, a decline in the net interest margin (net interest income divided by average interest-earning assets) of 9 basis points limited the increase in net interest income to $2.0 million. The decline in net interest margin resulted from a significant increase in investments at a yield lower than could have been obtained if the funds had been invested in loans.

Interest Income. Interest income for fiscal year 2000 increased $8.7 million from fiscal year 1999 primarily as a result of an increase in the average outstanding balances in loans, investment securities and mortgage-backed securities resulting in large measure from the planned leveraging of our capital. The increase in interest income from the loan portfolio for fiscal year 2000 compared to interest income earned for fiscal 1999 resulted from an increase of $55.2 million in the average balance of loans outstanding. That increase was coupled with an increase in interest income from the investment and mortgage-backed securities portfolios, resulting from an increase of $55.3 million in the average outstanding balance, and was coupled with a 48 basis point increase in the average yield earned on the portfolio.

Interest Expense. The increase in interest expense on deposits and borrowed funds for fiscal year 2000 compared to 1999 was principally the result of a significant increase in the average outstanding balances in total deposits and borrowed funds, coupled with a 64 basis point increase in the average cost of funds. The increase in interest expense on deposits of $2.2 million was primarily due to an increase in average certificates of deposit of $14.7 million or 17.08% from $86.1 million for fiscal 1999 to $100.9 million for fiscal 2000, and was coupled with a 44 basis point increase in the average rate paid from 5.37% for fiscal 1999 to 5.81% for fiscal 2000. The average rate we paid for deposits increased from 5.24% for fiscal 1999 to 5.59% for fiscal 2000. That increase in rate was coupled with an increase of $32.4 million in the average outstanding balance of deposits.

Comparative Average Balances and Interest Income Analysis. The following table presents the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and annualized rates. No tax-equivalent adjustments were made and all average balances are average daily balances. Non-accruing loans have been included in the tables as loans carrying a zero yield.

	For the Years Ended September 30,					
	2000			1999		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	(dollars in thousands)					
Assets:						
Interest-earning assets:						
Real estate loans	$ 87,468	$ 6,699	7.66%	$ 45,090	$3,685	8.17%
Consumer loans	13,980	1,236	8.84	4,167	320	7.68
Commercial business loans	5,469	527	9.64	2,497	205	8.21
Total loans	106,917	8,462	7.91	51,754	4,210	8.13
Investment securities	75,808	5,380	7.10	47,208	2,976	6.30
Mortgage-backed securities	59,489	3,930	6.61	32,816	1,860	5.67
Total interest-earning assets	242,214	17,772	7.34	131,778	9,046	6.86
Non-earning assets	9,203			5,611		
Total assets	$251,417			$137,389		
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
Savings accounts	$ 1,532	40	2.61	$ 1,079	36	3.34
Now and money market accounts	34,882	1,772	5.08	17,688	841	4.75
Certificates of deposit	100,858	5,856	5.81	86,142	4,622	5.37
Total deposits	137,272	7,668	5.59	104,909	5,499	5.24
FHLB advances	55,691	3,419	6.14	16,371	810	4.95
Other borrowings	31,100	2,007	6.45	1,301	71	5.46
Total interest-bearing liabilities	224,063	13,094	5.84	122,581	6,380	5.20
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	1,916			1,855		
Other liabilities	1,371			1,802		
Total liabilities	227,350			126,238		
Stockholders' equity	24,067			11,151		
Total liabilities and stockholders' equity	$251,417			$137,389		
Net interest income		$ 4,678			$2,666	
Interest rate spread			1.49%			1.66%
Net interest margin			1.93%			2.02%

Rate/Volume Analysis. The following table presents certain information regarding changes in interest income and interest expense attributable to changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities for the periods indicated. The change in interest attributable to both rate and volume has been allocated to the changes in rate and volume on a pro rata basis.

	Years Ended September 30, 2000 v. 1999		
	Change Attributable to		
	Volume	Rate	Total
	(in thousands)		
Real estate loans	$3,463	$ (449)	$3,014
Consumer loans	754	162	916
Commercial business loans	244	78	322
Total loans	4,461	(209)	4,252
Investments	1,803	601	2,404
Mortgage-backed securities	1,512	558	2,070
Total interest-earning assets	$7,776	$ 950	$8,726
Savings accounts	$ 15	$ (11)	$ 4
Now and money market accounts	818	113	931
Certificates of deposit	790	444	1,234
Total deposits	1,623	546	2,169
FHLB advances	1,945	664	2,609
Other borrowings	1,626	310	1,936
Total interest-bearing liabilities	5,194	1,520	6,714
Change in net interest income	$2,582	$ (570)	$2,012

Provision for Loan Losses. The allowance for loan losses, which is established through provisions for losses charged to expense, is increased by recoveries on loans previously charged off and is reduced by charge-offs on loans. Determining the proper reserve level or allowance involves management's judgment based upon a review of factors, including the company's internal review process which segments the loan portfolio into groups based on various risk factors including the types of loans and asset classifications. Each segment is then assigned a reserve percentage based upon the perceived risk in that segment. Although management utilizes its best judgment in providing for probable losses, there can be no assurance that the company will not have to increase its provisions for loan losses in the future as a result of an adverse market for real estate and economic conditions generally in the company's primary market area, future increases in non-performing assets or for other reasons which would adversely affect the company's results of operations.

The increase in non-performing loans of $171,000 during fiscal 2000, resulted primarily from the addition of two commercial loans and one residential loan to non-performing status. Excluding those three non-performing loans, the bank experienced a general decline during fiscal 2000, reflecting continued stability in the local real estate market. The allowance for loan losses increased $175,000 during fiscal 2000, and resulted primarily from the $225,000 addition from the Dominion acquisition offset by net charge-offs exceeding the provision by $50,000. Net charge-offs increased from $14,000 during fiscal 1999 to $63,000 during fiscal 2000 as new management took a more aggressive posture in assessing collectability of classified loans. Management expects charge-offs to increase in the future as a result of the increase in its total loan portfolio during fiscal 2000. While we have continued our loan loss provisions in response to our continued growth in real estate loans, we have allowed our allowance for loan losses to decline as a percentage of loans due to the continuation of low charge-off and non-performing loan to average loan percentages.

Non-Interest Income. Non-interest income declined during fiscal 2000, over the comparable period one year ago, primarily as a result of a decline of $2.9 million in gain on sale of loans, reflecting a decreased volume of loan originations and sales from the company's mortgage banking activities. That decrease was coupled with a loss on sale of investments of $1.0 million. That loss occurred as a result of the Bank transferring $22.8 million in securities from available for sale to trading resulting in a loss of $580,000, with the remaining $420,000 of loss on sale of investment securities resulting from sales of $18.0 million in securities available for sale as the Bank restructured its investment securities portfolio, while improving its net interest margin and interest rate risk position. The proceeds from the sale will be re-invested in substantially higher yielding loans and interest sensitive investments improving future operations.

During the fiscal year ended September 30, 2000, the mortgage company originated and disbursed $117.0 million in mortgage loans for sale compared to $294.8 million during the comparable period one year ago. The $177.8 million decrease in loans originated and disbursed was largely attributable to increases in market interest rates, which reduced home mortgage refinancings. During the period, substantially all loans originated were sold in the secondary market, in most cases with servicing released. Proceeds from the sale of loans for fiscal 2000 amounted to $121.3 million compared to $318.1 million during the comparable period one year ago. Sales of loans resulted in gains of $2.5 million and $5.4 million for fiscal 2000 and fiscal 1999, respectively.

The following table presents a comparison of the components of non-interest income.

	Years Ended September 30,		Difference	
	2000	1999	Amount	%
		(dollars in thousands)		
Noninterest income:				
Gain on sale of loans	$ 2,466	$5,408	$(2,942)	(54.40)%
Service fees on loans	464	513	(49)	(9.55)
Service fees on deposits	177	110	67	60.91
Gain (loss) on sale of investment securities	(1,025)	24	(1,049)	(4,370.83)
Other operating income	(28)	26	(54)	(207.69)
Total noninterest income	$ 2,054	$6,081	$(4,027)	(66.22)%

Non-Interest Expense. Non-interest expense increased $2.2 million, over the comparable period one year ago mainly because of a non-recurring expense as a result of the settlement of a lawsuit and related legal fees amounting to $1.6 million, of which $1.3 million related to the settlement. Excluding that non-recurring increase in non-interest expense relating to the settlement of the lawsuit and professional fees, non-interest expense would have increased $606,000 during fiscal 2000 when compared to fiscal 1999. A significant portion of the increase in compensation and employee benefits and occupancy expense resulted from the addition of new employees and property in the Dominion acquisition. The remaining salary and benefits expense increase reflects base salary and staff increases during the past fiscal year. Increased data processing cost of $226,000 resulted from additional systems activity, conversion costs and the continued growth and expansion of the Bank.

The following table presents a comparison of the components of noninterest expense.

	Years Ended September 30,		Difference	
	2000	1999	Amount	%
	(dollars in thousands)			
Noninterest expense:				
Compensation and employee benefits	$ 4,738	$4,523	$ 215	4.75%
Occupancy	1,194	914	280	30.63
Professional services	794	388	406	104.64
Advertising	547	661	(114)	(17.25)
Deposit insurance premium	52	64	(12)	(18.75)
Furniture, fixtures and equipment	488	412	76	18.45
Data processing	410	184	226	122.83
Loss from foreclosed real estate	10	19	(9)	(47.37)
Other operating expense	2,724	1,624	1,100	67.73
Total noninterest expense	$10,957	$8,789	$2,168	24.67%

Income Taxes. The company files a consolidated federal income tax return with its subsidiaries and computes its income tax provision or benefit on a consolidated basis. The income tax benefit in fiscal 2000 amounted to $600,000 compared to $169,000 in fiscal 1999.

Management has provided a valuation allowance for net deferred tax assets of $1.7 million, as they believe that it is more likely than not that the entire amount of deferred tax assets will not be realized.

At September 30, 2000, the Company has net operating loss carryforwards totaling approximately $6.7 million, which expire in the years 2006 to 2020. As a result of the change in ownership of the bank, approximately $1.7 million of the total net operating loss carryforwards are subject to an annual usage limitation of approximately $114,000.

Recent Accounting Standards

In July 2001, The Securities and Exchange Commission issued Staff Accounting Bulletin No. 102 "Selected Loan Loss Allowance Methodology and Documentation Issues" ("SAB 102"). SAB 102 sets forth guidelines for determining the allowance for loan losses under generally accepted accounting principles. In addition, SAB 102 sets forth guidelines for documentation by registrants in support of the allowance for loan losses. The Company adopted SAB 102 on October 1, 2001. The Company's banking subsidiary has a detailed loan classification and estimated loss calculation methodology in effect, which is the basis for the determination of the allowance for loan losses. This methodology and related documentation thereof, has been in effect since the Company acquired the banking subsidiary in 1997. The Company believes that adoption of SAB 102 will have no impact on the financial statements.

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "*Business Combinations*" (SFAS No. 141), and No. 142, "*Goodwill and Other Intangible Assets*" (SFAS No. 142). SFAS No. 141 changes the accounting for business combinations, requiring that all business combinations be accounted for using the purchase method and that intangible assets be recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are separable or capable of being separated from the acquired entity and sold, transferred, licensed, rented, or exchanged. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 specifies that financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 is effective for fiscal years beginning and after December 15, 2001.

SFAS No. 142 requires that the useful lives of intangible assets acquired on or before June 30, 2001 are reassessed and the remaining amortization periods adjusted accordingly. Previously recognized intangible assets deemed to have indefinite lives shall be tested for impairment. Goodwill recognized on or before June 30, 2001, shall be assigned to one or more reporting units and shall be tested for impairment as of the beginning of the fiscal year in which SFAS No. 142 is initially applied in it's entirety.

The Company will adopt SFAS 142 on October 1, 2001 and, accordingly, will discontinue amortization of the exiting goodwill. The adoption of SFAS 142 will reduce amortization expense approximately $93,000 in fiscal 2002.

Independent Auditors' Report

Board of Directors and Stockholders
Greater Atlantic Financial Corp.
Reston, Virginia

We have audited the accompanying consolidated statements of financial condition of Greater Atlantic Financial Corp. and Subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our esponsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greater Atlantic Financial Corp. and Subsidiaries at September 30, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

BDO Seidman, LLP

Washington, D.C.
October 31, 2001

Greater Atlantic Financial Corp. and Subsidiaries

Consolidated Statements of Financial Condition

September 30,	2001	2000
	(dollars in thousands)	
Assets		
Cash and cash equivalents	$ 1,456	$ 2,312
Interest bearing deposits	1,962	3,405
Investment securities (Notes 3 and 10)		
Available-for-sale	146,366	86,580
Held-to-maturity	22,739	27,600
Trading	1,312	22,766
Loans held for sale (Note 4)	14,683	5,599
Loans receivable, net (Notes 4, 10 and 16)	164,603	132,698
Accrued interest and dividends receivable (Note 5)	2,777	2,494
Deferred income taxes (Note 11)	1,520	1,520
Federal Home Loan Bank stock, at cost	3,910	3,560
Foreclosed real estate (Note 7)	-	172
Premises and equipment, net (Note 6)	6,350	4,859
Goodwill (Note 2)	1,284	1,378
Prepaid expenses and other assets	1,642	1,353
	$370,604	$296,296
Liabilities and stockholders' equity		
Liabilities		
Deposits (Note 8)	$229,982	$188,387
Advance payments from borrowers for taxes and insurance	220	264
Accrued expenses and other liabilities (Note 9)	1,399	3,942
Advances from the FHLB and other borrowings (Note 10)	117,823	82,836
Total liabilities	349,424	275,429
Commitments and contingencies (Note 12)		
Stockholders' Equity (Notes 13 and 14)		
Preferred stock $.01 par value - 2,500,000 shares authorized, none outstanding	-	-
Common stock, $.01 par value – 10,000,000 shares authorized; 3,007,434 shares outstanding	30	30
Additional paid-in capital	25,132	25,132
Accumulated deficit	(3,450)	(2,928)
Accumulated other comprehensive loss	(532)	(1,367)
Total stockholders' equity	21,180	20,867
Total liabilities and stockholders' equity	$370,604	$296,296

See accompanying notes to consolidated financial statements.

Greater Atlantic Financial Corp. and Subsidiaries

Consolidated Statements of Operations

Years ended September 30,	2001	2000
	(dollars in thousands)	
Interest income		
Loans	$ 12,658	$ 8,462
Investments	10,965	9,310
Total interest income	23,623	17,772
Interest expense		
Deposits (Note 8)	11,629	7,668
Borrowed money	5,618	5,426
Total interest expense	17,247	13,094
Net interest income	6,376	4,678
Provision for loan losses (Note 4)	55	13
Net interest income after provision for loan losses	6,321	4,665
Noninterest income		
Fees and service charges	1,129	641
Gain on sale of loans	4,335	2,466
Gain (loss) on sale of investment securities	194	(1,025)
Gain (loss) on sale of real estate owned	45	14
Gain (loss) on sale of investment securities	4	(42)
Total noninterest income	5,707	2,054
Noninterest expense		
Compensation and employee benefits	6,054	4,738
Occupancy	1,607	1,194
Professional services	818	794
Advertising	522	547
Deposit insurance premium	36	52
Furniture, fixtures and equipment	668	488
Data processing	887	410
Other real estate owned expenses (Note 7)	3	10
Other operating expenses	1,955	2,724
Total noninterest expense	12,550	10,957
Loss before income tax benefit	(522)	(4,238)
Income tax benefit (Note 11)	-	(600)
Net (loss) income	$ (522)	$ (3,638)
Basic and diluted (loss) earnings per share (Note 15)	$ (0.17)	$ (1.21)

See accompanying notes to consolidated financial statements.

Greater Atlantic Financial Corp. and Subsidiaries

Consolidated Statements of Comprehensive (Loss) Income

Years ended September 30,	2001	2000
	(in thousands)	
Net loss	$(522)	$(3,638)
Other comprehensive loss, net of tax:		
Unrealized gains (losses) on securities	835	(485)
Other comprehensive income (loss)	835	(485)
Comprehensive income (loss)	$ 313	$(4,123)

See accompanying notes to consolidated financial statements.

Greater Atlantic Financial Corp. and Subsidiaries

Consolidated Statements of Stockholders' Equity

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
				(dollars in thousands)		
Balance at September 30, 1999	$ -	$ 30	$ 25,132	$ 710	$ (882)	$ 24,990
Other comprehensive income					(485)	(485)
Net loss for the period	-	-	-	(3,638)	-	(3,638)
Balance at September 30, 2000	-	30	25,132	(2,928)	(1,367)	20,867
Other comprehensive income	-	-	-	-	835	835
Net loss for the period	-	-	-	(522)	-	(522)
Balance at September 30, 2001	$ -	$30	$25,132	$ (3,450)	$(532)	$ 21,180

See accompanying notes to consolidated financial statements.

Greater Atlantic Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended September 30,	2001	2000
	(in thousands)	
Cash flow from operating activities		
Net loss	$ (522)	$ (3,638)
Adjustments to reconcile net (loss) income to net cash provided by operating activities		
Provision for loan losses	55	13
Amortization of excess of purchase price over assets acquired	93	-
Amortization of deposit acquisition adjustment	143	-
Amortization of loan acquisition adjustment	(27)	-
Depreciation and amortization	529	376
Deferred income taxes	-	(196)
Proceeds from sale of trading securities	20,164	5,578
Proceeds from repayments of trading securities	1,354	-
Amortization of trading security premiums	38	-
Unrealized loss (gain) on trading securities	11	580
Realized loss (gain) on sale of investments	(135)	451
Realized (gain) loss on sale of mortgaged-backed securities	(70)	(6)
Amortization of investment security premiums	1,467	624
Amortization of mortgage-backed securities	264	224
Amortization of deferred fees	(238)	(127)
Discount accretion net of premium amortization	108	80
Loss on disposal of fixed assets	2	67
(Gain) loss on sale of foreclosed real estate	(45)	(14)
Gain on sale of loans held for sale	(4,335)	(2,466)
(Increase) decrease in assets		
Disbursements for origination of loans	(249,924)	(117,037)
Proceeds from sales of loans	245,175	121,339
Accrued interest and dividend receivable	(284)	(1,045)
Prepaid expenses and other assets	(344)	124
Deferred loan fees collected, net of deferred costs incurred	44	(64)
Increase (decrease) in liabilities		
Accrued expenses and other liabilities	(2,544)	2,772
Income taxes payable	55	-
Net cash provided by operating activities	$ 11,034	$ 7,635

Greater Atlantic Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows – (Continued)

Years ended September 30,	2001	2000
	(in thousands)	
Cash flow from investing activities		
Net increase in loans	$ (31,844)	$ (76,075)
Purchases of premises and equipment	(2,022)	(3,081)
Proceeds from sales of foreclosed real estate	217	310
Purchases of investment securities	(91,454)	(30,006)
Proceeds from sale of investment securities	11,803	15,626
Proceeds from repayments of investment securities	16,221	7,366
Purchases of mortgage-backed securities	(14,898)	(29,169)
Proceeds from sale of mortgage-backed securities	6,307	1,960
Proceeds from repayments of mortgage-backed securities	16,292	13,549
Purchases of FHLB stock	(1,650)	(4,270)
Proceeds from sale of FHLB stock	1,300	2,723
Acquisition, net of cash acquired	-	(1,379)
Net cash used in investing activities	(89,728)	(102,446)
Cash flow from financing activities		
Net increase in deposits	41,452	59,380
Net advances from FHLB	28,400	8,450
Net borrowings on reverse repurchase agreements	6,587	30,995
Increase in advance payments by borrowers for taxes and insurance	(44)	-
Net cash provided by financing activities	76,395	98,825
Increase in cash and cash equivalents	(2,299)	4,014
Cash and cash equivalents, at beginning of period	5,717	1,703
Cash and cash equivalents, at end of period	$ 3,418	$ 5,717

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

Greater Atlantic Financial Corp. (GAFC or the "Company") is a bank holding company whose principal activity is the ownership and management of Greater Atlantic Bank (GAB or "the Bank"), and its wholly owned subsidiary, Greater Atlantic Mortgage Corporation (GAMC). The Bank originates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Virginia, Washington, D.C. and Maryland. The Bank operates under a federal bank charter and provides full banking services.

GAMC was incorporated as a separate entity on June 11, 1998 and began independent operations on September 1, 1998. GAMC is involved primarily in the origination and sale of single-family mortgage loans and, to a lesser extent, multi-family residential and second mortgage loans. GAMC also originates loans for the Bank's portfolio.

Principles of Consolidation

The consolidated financial statements include the accounts of GAFC and its wholly owned subsidiaries, GAB and GAMC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Risk and Uncertainties

In its normal course of business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly, or on a different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company. The determination of the allowance for loan losses and the valuation of real estate are based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of September 30, 2001 and September 30, 2000, the allowance for loan losses and valuation of real estate are adequate based on information currently available. A worsening or protracted economic decline would increase the likelihood of losses due to credit and market risks and could create the need for substantial additional loan loss reserves. See discussion of regulatory matters in Note 13.

Concentration of Credit Risk

The Company's primary business activity is with customers located in Maryland, Virginia and the District of Columbia. The Company primarily originates residential loans to customers throughout these areas, most of who are residents local to the Company's business locations. The Company has a diversified loan portfolio consisting of residential, commercial and consumer loans. Commercial and consumer loans generally provide for higher interest rates and shorter terms, however such loans have a higher degree of credit risk. Management monitors all loans, including, when possible, making inspections of the properties, maintaining current operating statements, and performing net realizable value calculations, with allowances for losses established as necessary to properly reflect the value of the properties. Management believes the current loss allowances are sufficient to cover the credit risk estimated to exist at September 30, 2001.

Investment Securities

Investment securities, which the Company has the intent and ability to hold to maturity, are carried at amortized cost. The amortization of premiums and accretion of discounts are recorded on the level yield (interest) method, over the period from the date of purchase to maturity. When sales do occur, gains and losses are recognized at the time of sale and the determination of cost of securities sold is based upon the specific identification method. Investment securities which the Company intends to hold for indefinite periods of time, use for asset/liability management or that are to be sold in response to changes in interest rates, prepayment risk, the need to increase regulatory capital or other similar factors are classified as available-for-sale and carried at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. If a sale does occur, gains and losses are recognized as a component of earnings at the time of the sale. The amortization of premiums and accretion of discounts are recorded on the level yield (interest) method.

Investment securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

Loans and Allowance for Loan Losses

Loans receivable are stated at unpaid principal balances, net of unearned discounts resulting from add-on interest, participation or whole-loan interests owned by others, undisbursed loans in process, deferred loan fees, and allowances for loan losses.

Loans are placed on non-accrual status when the principal or interest is past due more than 90 days or when, in management's opinion, collection of principal and interest is not likely to be made in accordance with a loan's contractual terms.

The allowance for loan losses provides for the risk of losses inherent in the lending process. The allowance for loan losses is based on periodic reviews and analyses of the loan portfolio which include consideration of such factors as the risk rating of individual credits, the size and diversity of the portfolio, economic conditions, prior loss experience and results of periodic credit reviews of the portfolio. The allowance for loan losses is increased by provisions for loan losses charged against income and reduced by charge-offs, net of recoveries. In management's judgment, the allowance for loan losses is considered adequate to absorb losses inherent in the loan portfolio at September 30, 2001.

The Company considers a loan to be impaired if it is probable that they will be unable to collect all amounts due (both principal and interest) according to the contractual terms of the loan agreement. When a loan is deemed impaired, the Company computes the present value of the loan's future cash flows, discounted at the effective interest rate. As an expedient, creditors may account for impaired loans at the fair value of the collateral or at the observable market price of the loan if one exists. If the present value is less than the carrying value of the loan, a valuation allowance is recorded. For collateral dependent loans, the Company uses the fair value of the collateral, less estimated costs to sell, on a discounted basis, to measure impairment.

Mortgage loans originated and intended for sale are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Mortgage Loan Income, Discounts and Premiums

Interest income on loans is recorded on the accrual method. Discounts and premiums relating to mortgage loans purchased are deferred and amortized against or accreted into income over the estimated lives of the loans using the level yield (interest) method. Accrual of interest is discontinued and an allowance for uncollected interest is established and charged to interest income for the full amount of accrued interest receivable on loans, which are delinquent for a period of 90 days or more.

Loan Origination and Commitment Fees

Loan origination and commitment fees and certain incremental direct loan origination costs are being deferred with the net amount being amortized as an adjustment of the related loan's yield. The Company is amortizing those amounts over the contractual life of the related loans as adjusted for anticipated prepayments using current and past payment trends.

Mortgage Loan Sales and Servicing

The Company originates and sells loans and participating interest in loans generally without retaining servicing rights. Loans are sold to provide the Company with additional funds and to generate gains from mortgage banking operations. Loans originated for sale are carried at the lower of cost or market. When a loan and the related servicing are sold the Company recognizes any gain or loss at the time of sale.

When servicing is retained on a loan that is sold, the Company recognizes a gain or loss based on the present value of the difference between the average constant rate of interest it receives, adjusted for a normal servicing fee, and the yield it must pay to the purchaser of the loan over the estimated remaining life of the loan. Any resulting net premium is deferred and amortized over the estimated life of the loan using a method approximating the level yield (interest) method. Loans of $162,000 and $16.4 million were sold with servicing rights retained during the years ended September 30, 2001 and September 30, 2000, respectively. The Company also sells participation interests in loans that it services.

Premises and Equipment

Premises and equipment are recorded at cost. Depreciation is computed on the straight-line method over useful lives ranging from five to ten years. Leasehold improvements are capitalized and amortized using the straight-line method over the life of the related lease

Foreclosed Real Estate

Real estate acquired through foreclosure is recorded at the lower of cost or fair value less estimated selling costs. Subsequent to the date of foreclosure, valuation adjustments are made, if required, to the lower of cost or fair value less estimated selling costs. Costs related to holding the real estate, net of related income, are reflected in operations when incurred. Recognition of gains on sale of real estate is dependent upon the transaction meeting certain criteria relating to the nature of the property sold and the terms of the sale.

Income Taxes

Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The net deferred tax asset is reduced, if necessary, by a valuation allowance for the amount of any tax benefits that, based on available evidence, are not expected to be realized (See Note 11).

Cash and Cash Equivalents

The Company considers cash and interest bearing deposits in other banks as cash and cash equivalents for purposes of preparing the statement of cash flows.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 is effective for financial statements for periods beginning after December 15, 1997. Presently, the Company's comprehensive income and loss is from unrealized gains and losses on certain investment securities.

Stock-Based Compensation

The Company measures compensation cost for stock options using the intrinsic value method prescribed by APB Opinion No. 25, which requires compensation expense to be recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The Company provides pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS 123, "Accounting for Stock-Based Compensation," had been applied. See Note 14 for the pro forma net income and pro forma earnings per share disclosures.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current method of presentation. These reclassifications have no effect on the results of operations previously reported.

2. Acquisition

On August 22, 2000, the Company completed the acquisition of certain assets of Dominion Savings Bank, FSB, Front Royal, Virginia. The acquisition is being accounted for as a purchase and accordingly, the financial statements include assets and liabilities acquired at fair value and results of operations from the date of acquisition. Shareholders of Dominion were paid approximately $1.1 million in cash, resulting in goodwill of approximately $1.4 million, which is being amortized, on a straight-line basis over 15 years. Since the Dominion acquisition occurred on August 22, 2000, its impact upon the Company's consolidated results of operations for the fiscal year ended September 30, 2000 was not significant.

The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had occurred on October 1, 1999.

Year ended September 30,	2000
	(in thousands)
Total interest income	$ 20,811
Net loss	$ (4,809)
Diluted loss per common share	$ (1.60)

These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future.

3. Investments

Available-for-Sale, September 30, 2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Investment securities		*(in thousands)*		
SBA notes	$ 106,124	$ 112	$ 442	$ 105,794
CMOs	6,971	58	35	6,994
Corporate debt securities	974	51	-	1,025
	114,069	221	477	113,813
Mortgage-backed securities				
FNMA notes	19,059	59	98	19,020
GNMA notes	1,797	1	10	1,788
FHLMC notes	11,770	21	46	11,745
	32,626	81	154	32,553
	$ 146,695	$ 302	$ 631	$ 146,366

Held-to-Maturity, September 30, 2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Investment securities		*(in thousands)*		
SBA notes	$ 16,460	$ -	$ 504	$ 15,956
Corporate debt securities	1,029	-	38	991
	17,489	-	542	16,947
Mortgage-backed securities				
FNMA notes	2,974	49	-	3,023
FHLMC notes	2,276	27	-	2,303
	5,250	76	-	5,326
	$ 22,739	$ 76	$ 542	$ 22,273

Available-for-Sale, September 30, 2000

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Investment securities		(in thousands)		
Equity securities	$ 2,157	$ 87	$ 73	$ 2,171
SBA notes	39,967	-	480	39,487
FHLB notes	1,000	-	24	976
CMOs	3,410	3	55	3,358
Corporate debt securities	1,967	-	43	1,924
	48,501	90	675	47,916
Mortgage-backed securities				
FNMA notes	26,880	4	329	26,555
GNMA notes	1,430	-	26	1,404
FHLMC notes	10,772	2	69	10,705
	39,082	6	424	38,664
	$ 87,583	$ 96	$ 1,099	$ 86,580

Held-to-Maturity, September 30, 2000

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Investment securities		(in thousands)		
SBA notes	$ 19,878	$ -	$ 696	$ 19,182
Corporate notes	1,037	-	72	965
	20,915	-	768	20,147
Mortgage-backed securities				
FNMA notes	3,868	-	155	3,713
FHLMC notes	2,817	-	78	2,739
	6,685	-	233	6,452
	$ 27,600	$ -	$ 1,001	$ 26,599

The weighted average interest rate on investments was 7.04% and 8.61% for the years ended September 30, 2001 and 2000, respectively.

Trading Activities

Trading assets, at fair value, consist of the following:

September 30,	2001	2000
	(in thousands)	
FHLB notes	$ -	$ 1,946
Mortgage-backed securities	1,312	20,820
	$ 1,312	$ 22,766

The net (losses) gains on trading activities included in earnings are as follows:

Years ended September 30,	2001	2000
	(in thousands)	
FHLB notes	$ -	$ (54)
Mortgage-backed securities	(11)	(526)
	$ (11)	$ (580)

Proceeds from the sale of available for sale securities were $18.1 million and $15.1 million for the years ended September 30, 2001 and 2000, respectively. Gross realized gains were $194,000 for the year ended September 30, 2001 compared to gross losses of $1.0 million for the year ended September 30, 2000. The amortized cost and estimated fair value of securities at September 30, 2001, by contractual maturity, are as follows:

Available-for-Sale, September 30, 2001

	Amortized Cost	Fair Value
	(in thousands)	
Amounts maturing in:		
One year or less	$ -	$ -
After one year through five years	1,308	1,305
After five years through ten years	1,440	1,461
After ten years	111,321	111,047
Mortgage-backed securities	32,626	32,553
	$ 146,695	$ 146,366

Held-to-Maturity, September 30, 2001

	Amortized Cost	Fair Value
	(in thousands)	
Amounts maturing in:		
One year or less	$ -	$ -
After one year through five years	1,708	1,648
After five years through ten years	1,459	1,395
After ten years	14,322	13,904
Mortgage-backed securities	5,250	5,326
	$ 22,739	$ 22,273

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

4. Loans Receivable

Loans receivable consists of the following:

September 30,	2001	2000
	(in thousands)	
Mortgage loans:		
Single-family	$ 99,232	$ 84,354
Multi-family	634	1,053
Construction	19,110	14,537
Commercial real estate	17,977	10,765
Land loans	5,431	3,158
Total mortgage loans	142,384	113,867
Commercial loans	11,675	11,221
Consumer loans	37,372	21,887
Total loans	191,431	146,975
Due borrowers on loans-in process	(11,756)	(7,953)
Deferred loan fees	245	149
Allowance for loan losses	(810)	(765)
Unearned (discounts) premium	176	(109)
	(12,145)	(8,678)
	$ 179,286	$ 138,297
Loans held for sale	$ 14,683	$ 5,599
Loans receivable, net	164,603	132,698
	$ 179,286	$ 138,297

Loans held for sale are all single-family mortgage loans.

The activity in allowance for loan losses is summarized as follows:

September 30,	2001	2000
	(in thousands)	
Balance, beginning	$ 765	$ 590
Provision for loan losses	55	13
Dominion reserves	100	225
Charge-offs	(131)	(63)
Recoveries	21	-
Balance, ending	$ 810	$ 765

The amount of loans serviced for others totaled $16.0 million and $18.1 million as of September 30, 2001 and September 30, 2000, respectively.

The allowance for uncollected interest, established for mortgage loans which are delinquent for a period of 90 days or more, amounted to $12,000 and $3,000 as of September 30, 2001 and September 30, 2000, respectively. This is the entire amount of interest income that would have been recorded in these periods under the contractual terms of such loans. Principal balances of non-performing loans related to reserves for uncollected interest totaled $506,000 and $194,000 as of September 30, 2001, and September 30, 2000, respectively.

5. Accrued Interest and Dividends Receivable

Accrued interest and dividends receivable consist of the following:

September 30,	2001	2000
	(in thousands)	
Investments	$ 1,655	$ 1,463
Loans receivable	1,059	951
Accrued dividends on FHLB stock	63	80
	$ 2,777	$ 2,494

6. Premises and Equipment

Premises and equipment consists of the following:

September 30,	2001	2000
	(in thousands)	
Furniture, fixtures and equipment	$ 4,170	$ 3,172
Leasehold improvements	2,723	2,225
Land	1,648	1,137
	8,541	6,534
Less: Allowances for depreciation and amortization	2,191	1,675
	$ 6,350	$ 4,859

7. Foreclosed Real Estate

Foreclosed real estate is summarized as follows:

September 30,	2001	2000
	(in thousands)	
Real estate acquired through settlement of loans	$ -	$ 172

The cost of operations for foreclosed real consists of the following:

September 30,	2001	2000
	(in thousands)	
Income:		
Gain on sale	$ 45	$ 14
Expense:		
Loss on sale	-	-
Provision for (recovery of) loss	-	-
Operating expenses	3	10
	3	10
Gain	$ 42	$ 4

Activity in the allowance for losses on foreclosed real estate is summarized as follows:

September 30,	2001	2000
	(in thousands)	
Balance, beginning	$ -	$ 5
Provision (recovery) charged to income	-	-
Charge-offs, net of recoveries	-	(5)
Balance, ending	$ -	$ -

8. Deposits

Deposits are summarized as follows:

September 30, 2001

	Amount	Ranges of Contractual Interest Rates	%
		(in thousands)	
Savings accounts	$ 4,641	0.00 – 3.25%	2.0%
NOW/money market accounts	71,229	0.00 – 3.63%	31.0
Certificates of deposit	147,365	3.54 – 9.00%	64.1
Non-interest bearing demand deposits	6,747	0.00%	2.9
	$ 229,982		100.0%

September 30,2000

	Amount	Ranges of Contractual Interest Rates	%
		(in thousands)	
Savings accounts	$ 5,808	2.50 – 3.25%	3.1%
NOW/money market accounts	46,263	0.00 – 6.11%	24.6
Certificates of deposit	131,893	4.50 – 6.50%	70.0
Non-interest bearing demand deposits	4,423	0.00%	2.3
	$ 188,387		100.0%

Certificates of deposit as of September 30, 2001 mature as follows:

Years ending September 30,	
(in thousands)	
2002	$ 114,344
2003	26,688
2004	3,185
2005	1,095
2006	2,053
	$ 147,365

Interest expense on deposit accounts consists of the following:

Years ended September 30,	2001	2000
	(in thousands)	
NOW/money market accounts	$ 2,744	$ 1,773
Savings accounts	136	40
Certificates of deposit	8 749	5,855
	$ 11,629	$ 7,668

Deposits, including certificates of deposit, with balances in excess of $100,000 totaled $52.2 million and $28.7 million at September 30, 2001, and September 30, 2000, respectively.

9. Deferred Compensation Plan

On October 30, 1997, the Company adopted a deferred compensation plan. Under the deferred compensation plan, an employee may elect to participate by directing that all or part of his or her compensation be credited to a deferral account. The election must be made prior to the beginning of the calendar year. The deferral account bears interest at 6% per year. The amounts credited to the deferral account are payable in preferred stock or cash at the election of the Board of Directors on the date the Company announces a change in control or the date three years from the date the participant elects to participate in the deferred compensation plan. The liability associated with the plan was $ 0 and $500,000 at September 30, 2001 and 2000, respectively.

10. Advances From Federal Home Loan Bank and Other Borrowings

The Bank has $36.7 million credit availability as of September 30, 2001 from the Federal Home Loan Bank of Atlanta (FHLB), which it uses to fund loans originated by Greater Atlantic Mortgage Corporation. Any advances in excess of $10 million are required to be collateralized with eligible securities. The credit availability is at the discretion of the FHLB.

The following table sets forth information regarding the Bank's borrowed funds:

At or for the years ended September 30,	2001	2000
	(dollars in thousands)	
FHLB advances:		
Average balance outstanding	$ 60,784	$ 55,691
Maximum amount outstanding at any month-end during the period	74,500	76,800
Balance outstanding at end of period	74,500	46,100
Weighted average interest rate during the period	5.59%	6.14%
Weighted average interest rate at end of period	4.47%	6.33%
Reverse repurchase agreements:		
Average balance outstanding	43,217	31,100
Maximum amount outstanding at any month-end during the period	53,279	39,605
Balance outstanding at end of period	43,323	36,736
Weighted average interest rate during the period	5.14%	6.45%
Weighted average interest rate at end of period	3.32%	6.62%

The Bank has pledged certain investments with carrying values of $89.3 million at September 30, 2001, to collateralize advances from the FHLB.

First mortgage loans in the amount of $27.8 million are available to be pledged as collateral for the advances at September 30, 2001.

11. Income Taxes

The following is a summary of the income tax provision (benefit):

Years ended September 30,	2001	2000
	(in thousands)	
Current – Federal benefit	$ -	$ -
State benefit	-	-
Deferred – Federal and state (benefit) provision	-	(600)
	$ -	$(600)

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income as a result of the following differences:

Years ended September 30,	2001	2000
	(in thousands)	
Federal tax benefit	$ (188)	$ (1,441)
State tax benefit	(21)	(212)
(Increase) decrease in benefit resulting from:		
Change in the valuation allowance	282	1,233
Permanent differences	25	20
Change in effective deferred tax rate	-	-
Other	(98)	(200)
Income tax benefit	$ -	$ (600)

Significant components of the Company's deferred tax assets and liabilities are as follows:

September 30,	2001	2000
	(in thousands)	
Deferred tax assets		
Net operating loss carryforwards	$ 3,605	$ 2,603
Allowance for loan losses	319	226
Loans held for sale	16	18
Core deposit intangible	67	67
Deferred loan fees	163	98
Compensation payable	-	226
Net discounts on second trusts	21	32
Other	46	33
Total deferred tax assets	4,237	3,303
Deferred tax liabilities		
FHLB stock dividends	39	39
Tax over book depreciation	150	44
Total deferred tax liabilities	189	83
Net deferred tax assets	4,048	3,220
Less: Valuation allowance	2,528	1,700
Total	$ 1,520	$ 1,520

Management has provided a valuation allowance for net deferred tax assets, as they are unable to determine the timing of the generation of future taxable income.

At September 30, 2001, the Company has net operating loss carryforwards for federal income tax purposes of approximately $9.1 million, which expire in the years 2006 to 2020. As a result of the change in ownership of the Bank, approximately $1.7 million of the total net operating loss carryforwards are subject to an annual usage limitation of approximately $114,000.

12. Commitments and Contingencies

On July 28, 1999, First Guaranty Mortgage Corporation filed a complaint against the Company and it's wholly owned subsidiary GAB and GAMC in Circuit Court of Arlington, Virginia. This complaint alleged breach of contract and related claims against these three companies and employees of GAMC who formerly were employed at First Guaranty. First Guaranty alleged that GAMC, GAB and GAFC wrongfully interfered with the business of First Guaranty's Frederick, Maryland office by hiring the employees of that office. First Guaranty sought approximately $5,000,000 in compensatory and $20,000,000 in punitive damages. In 2000, the Company entered into a settlement, which resolved this claim. The resulting provision for litigation loss of $1.25 million has been reflected in other operating expenses in the accompanying statement of operations for the year ended September 30, 2000.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

At September 30, 2001, the Company had outstanding commitments to originate and purchase loans and undisbursed construction mortgages aggregating approximately $99.4 million. Fixed rate commitments are at market rates as of the commitment dates and generally expire within 60 days. In addition, the Company was contingently liable under unfunded lines of credit for approximately $50.2 million and standby letters of credit for approximately $93,000.

Effective October 1, 2000, the Company renewed an employment agreement with the executive in charge of its mortgage division which calls for a base salary of $108,000 plus bonuses based on loan closings and net income levels. The term of this agreement is for two years and can be automatically extended. Effective November 1, 1997, the Company entered into a three year employment agreement with the President and Chief Executive Officer of the Bank. The agreement can be and was automatically extended for an additional year effective December 1, 2000. The agreement provides for a base salary of $157,200 per year.

Rental Commitments

The Company has entered into lease agreements for the rental of certain properties expiring on various dates through February 28, 2019. The future minimum rental commitments as of September 30, 2001, for all noncancellable lease agreements, are as follows:

Years ending September 30,	Rental Commitments
	(in thousands)
2002	$ 1,303
2003	1,307
2004	1,332
2005	1,273
2006	1,307
Thereafter	6,101
Total	$ 12,623

Net rent expense for the years ended September 30, 2001 and September 30, 2000 was $1.3 million and $1.1 million, respectively.

13. Regulatory Matters

Generally, annual dividends to shareholders are limited to the amount of current year net income, plus the total net income for the preceding two years, adjusted for any prior year distributions. Under certain circumstances, regulatory approval would be required before making a capital distribution. The Bank did not pay any cash dividends during the year ended September 30, 2001.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) created five categories of financial institutions based on the adequacy of their regulatory capital level: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under FDICIA, a well-capitalized financial institution is one with Tier 1 leverage capital of 5%, Tier 1 risk-based capital of 6% and total risk-based capital of 10%. At September 30, 2001 and September 30, 2000, the Bank was classified as a well capitalized financial institution.

As part of FDICIA, the minimum capital requirements that the Bank is subject to are as follows: 1) tangible capital equal to at least 1.5% of adjusted total assets, 2) core capital equal to at least 4% of adjusted total assets and 3) total risk-based capital equal to at least 8% of risk-based assets.

The following presents the Bank's capital position at September 30, 2001 and September 30, 2000:

At September 30, 2001	Required Balance	Required Percent	Actual Balance	Actual Percent	Surplus
			(in thousands)		
Tangible	$ 5,548	1.50%	$ 20,365	5.51%	$ 14,817
Core	$ 14,794	4.00%	$ 20,365	5.51%	$ 5,571
Risk-based	$ 14,910	8.00%	$ 21,175	11.36%	$ 6,265

At September 30, 2000	Required Balance	Required Percent	Actual Balance	Actual Percent	Surplus
			(in thousands)		
Tangible	$ 4,442	1.50%	$ 20,295	6.85%	$ 15,853
Core	$ 11,845	4.00%	$ 20,295	6.85%	$ 8,450
Risk-based	$ 11,841	8.00%	$ 21,060	14.23%	$ 9,219

The following is a reconciliation of the Bank's net worth as reported to the OTS on GAAP capital as presented in the accompanying financial statements.

September 30,	2001	2000
	(in thousands)	
GAAP capital	$ 21,118	$ 20,494
Unrealized losses on available for sale securities	531	1,179
Goodwill	(1,284)	(1,378)
Tangible capital	20,365	20,295
Adjustments	-	-
Core capital	20,365	20,295
Allowance for general loss reserves	810	765
Risk-based capital	$ 21,175	$ 21,060

Failure to meet any of the three capital requirements causes savings institutions to be subject to certain regulatory restrictions and limitations including a limit on asset growth, and the requirement to obtain regulatory approval before certain transactions or activities are entered into.

14. Stockholders' Equity

Effective November 14, 1998, the Company established the 1997 Stock Option and Warrant Plan (the "Plan"). The Plan reserves options for 76,667 shares to employees and warrants for 94,685 shares to stockholders. The Plan was amended effective March 14, 2000, to increase the number of options available for grant from 76,667 to 225,000 shares to employees. The stock options and warrants vest immediately upon issuance and carry a maximum term of 10 years. The exercise price for the stock options and warrants is the fair market value at grant date. As of September 30, 2001, 94,685 warrants were issued.

The following summary represents the activity under the Plan:

	Number of Shares	Exercise Price	Expiration Date
Balance outstanding at September 30, 1999	58,334		
Options granted	17,500	$ 6.00	12-1-2009
Balance outstanding at September 30, 2000	75,834		
Options granted	63,166	$ 4.00	12-1-2010
Balance outstanding and exercisable at September 30, 2001	139,000		

A summary of the stock options outstanding and exercisable as of September 30, 2001 is as follows:

Options Outstanding			Options Exercisable		
Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$7.50	16,667	6.2	$7.50	16,667	$7.50
$8.38	41,667	7.2	$8.38	41,667	$8.38
$6.00	17,500	8.2	$6.00	17,500	$6.00
$4.00	63,166	9.2	$4.00	63,166	$4.00

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), but it continues to measure compensation cost for the stock options using the intrinsic value method prescribed by APB Opinion No. 25. For the years ended September 30, 2001and 2000, the fair value of stock options has been estimated using the Black-Scholes option pricing model with the following assumptions: Risk free interest rates of 5.25% and 6.21% for the years ended September 30, 2001and 2000, respectively, expected volatility of 61% and 41% for 2001 and 2000, respectively, dividend pay out rate of zero and an expected option life of ten years. Using these assumptions, the average weighted fair value of the stock options granted are $1.59 and $3.79 for 2001 and 2000, respectively.

Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

If the Company had elected to recognize compensation cost based on the value at the grant dates with the method prescribed by SFAS 123, net income would have been changed to the pro forma amounts indicated below:

Years ended September 30,	2001		2000	
	Reported	Pro Forma	Reported	Pro Forma
	(dollars in thousands, except per share date)			
Net (loss) income	$(522)	$(622)	$(3,638)	$(3,678)
Basic and diluted earnings (loss) per share	$ (0.17)	$ (0.21)	$ (1.21)	$ (1.22)

15. Earnings Per Share of Common Stock

The Company reports earning per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 requires two presentations of earning per share – "basic" and "diluted." Basic earnings per share are computed by dividing income available to common stockholders (the numerator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

The numerator in calculating both basic and diluted earnings per share for each period is reported net income. The denominator is based on the following weighted average number of common shares.

Year ended September 30,	2001	2000
Basic	3,007,434	3,007,434
Diluted	3,007,434	3,007,434

16. Related Party Transactions

The Bank offers loans to its officers, directors, employees and related parties of such persons. These loans are made in the ordinary course of business and, in the opinion of management, do not involve more than the normal risk of collectibility, or present other unfavorable features. Such loans are made on the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. The aggregate balance of loans to directors, officers and other related parties is $540,000 and $445,000 as of September 30, 2001 and September 30, 2000, respectively.

17. Market Value Disclosure of Financial Instruments

The fair value information for financial instruments, which is provided below, is based on the requirements of Financial Accounting Standard Board Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," and does not represent the aggregate net fair value of the Bank.

Much of the information used to determine fair value is subjective and judgmental in nature; therefore, fair value estimates, especially for less marketable securities, may vary. The amounts actually realized or paid upon settlement or maturity could be significantly different.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is reasonable to estimate that value:

A. Cash and interest-bearing deposits - Fair value is estimated to be carrying value.

B. Investment securities - Fair value is estimated using quoted market prices or market estimates.

C. Loans receivable - For residential mortgage loans, fair value is estimated by discounting future cash flows using the current rate for similar loans.

D. Deposits - For passbook savings, checking and money market accounts, fair value is estimated at carrying value. For fixed maturity certificates of deposit, fair value is estimated by discounting future cash flows at the currently offered rates for deposits of similar remaining maturities.

E. Advances from the FHLB of Atlanta and reverse repurchase agreements - Fair value is estimated by discounting future cash flows at the currently offered rates for advances of similar remaining maturities.

F. Off-balance sheet instruments - The fair value of commitments is determined by discounting future cash flows using the current rate for similar loans. Commitments to extend credit for other types of loans and standby letters of credit were determined by discounting future cash flows using current rates.

The carrying value and estimated fair value of financial instruments is summarized as follows:

September 30,	2001		2000	
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
		(in thousands)		
Assets:				
Cash and interest bearing deposits	$ 3,418	$ 3,418	$ 5,717	$ 5,717
Investment securities	170,417	169,951	136,946	135,945
Loans receivable	179,286	182,370	138,297	134,827
Liabilities:				
Deposits	229,982	232,706	188,387	188,051
Borrowings	117,832	119,075	82,836	82,738
Off-balance sheet instruments:				
Commitments to extend credit	-	1,275	-	480
Loans in process	-	-	-	21

18. Employee Benefit Plans

The Company operates a 401(k) Retirement Plan covering all full-time employees meeting the minimum age and service requirements. Contributions to the Retirement Plan are at the discretion of the Company. The Company made no contributions for the years ended September 30, 2001 and 2000.

19. Supplemental Cash Flow Information

Years ended September 30,	2001	2000
	(in thousands)	
Cash paid during period for interest on deposits and borrowings	$ 3,344	$ 2,521
Transfer of investments to trading classification	$ -	$ 22,766
Transfer of loans to foreclosed assets	$ -	$ 281

20. Segment Reporting

The Company has two reportable segments, banking and mortgage banking. The Bank operates retail deposit branches throughout the greater Washington, D.C./Baltimore metropolitan area. The banking segment provides retail consumer and small businesses with deposit products such as demand, transaction, savings accounts and certificates of deposit and lending products, such as residential and commercial real estate, construction and development, consumer and commercial business loans. Further, the banking segment invests in residential real estate loans purchased from GAMC and others, and also invests in mortgage-backed and other securities. The mortgage banking segment activities, which are conducted principally through GAMC, include the origination of residential real estate loans either for the Bank's portfolio or for sale into the secondary market with servicing released.

The accounting policies of the segments are the same as those described in Note 1. The Company evaluates performance based on net interest income, noninterest income, and noninterest expense. The total of these three items is the reportable segment's net contribution.

The Company's reportable segments are strategic business units that offer different services in different geographic areas. They are managed separately because each segment appeals to different markets and, accordingly, requires different technology and marketing strategies.

Since the Company derives a significant portion of its revenue from interest income and interest expense, the segments are reported below using net interest income. Because the Company also evaluates performance based on noninterest income and noninterest expense, these measures of segment profit and loss are also presented.

For the Years Ended September 30,	Banking	Mortgage Banking	Total Reportable Segments	Intersegment Eliminations	Total Operating Earnings
Net interest income: (1)			*(in thousands)*		
2001	$ 6,147	$ 174	$ 6,321	$ -	$ 6,321
2000	$ 4,436	$ 229	$ 4,665	$ -	$ 4,665
Noninterest income:					
2000	$ 922	$ 4,877	$ 5,799	$ (92)	$ 5,707
2000	$ (875)	$ 2,980	$ 2,105	$ (51)	$ 2,054
Noninterest expense:					
2000	$ 8,229	$ 4,413	$ 12,642	$ 92	$ 12,550
2000	$ 6,059	$ 4,949	$ 11,008	$ 51	$ 10,957
Net income:					
2000	$ (1,160)	$ 638	$ (522)	$ -	$ (522)
2000	$ (2,093)	$ (1,545)	$ (3,638)	$ -	$ (3,638)
Segment assets:					
2000	$370,731	$ 16,291	$387,022	$(16,418)	$370,604
2000	$308,227	$ 6,368	$314,595	$(18,299)	$296,296

(1) Segment net interest income reflects income after provision for loan losses.

21. Recent Accounting Standards

In July 2001, The Securities and Exchange Commission issued Staff Accounting Bulletin No. 102 "Selected Loan Loss Allowance Methodology and Documentation Issues" ("SAB 102"). SAB 102 sets forth guidelines for determining the allowance for loan losses under generally accepted accounting principles. In addition, SAB 102 sets forth guidelines for documentation by registrants in support of the allowance for loan losses. The Company adopted SAB 102 on October 1, 2001. The Company's banking subsidiary has a detailed loan classification and estimated loss calculation methodology in effect, which is the basis for the determination of the allowance for loan losses. This methodology and related documentation thereof, has been in effect since the Company acquired the banking subsidiary in 1997. The Company believes that adoption of SAB 102 will have no impact on the financial statements.

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "*Business Combinations*" (SFAS No. 141), and No. 142, "*Goodwill and Other Intangible Assets*" (SFAS No. 142). SFAS No. 141 changes the accounting for business combinations, requiring that all business combinations be accounted for using the purchase method and that intangible assets be recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are separable or capable of being separated from the acquired entity and sold, transferred, licensed, rented, or exchanged. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 specifies that financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 is effective for fiscal years beginning and after December 15, 2001.

SFAS No. 142 requires that the useful lives of intangible assets acquired on or before June 30, 2001 are reassessed and the remaining amortization periods adjusted accordingly. Previously recognized intangible assets deemed to have indefinite lives shall be tested for impairment. Goodwill recognized on or before June 30, 2001, shall be assigned to one or more reporting units and shall be tested for impairment as of the beginning of the fiscal year in which SFAS No. 142 is initially applied in it's entirety.

The Company will adopt SFAS 142 on October 1, 2001 and, accordingly, will discontinue amortization of the exiting goodwill. The adoption of SFAS 142 will reduce amortization expense approximately $93,000 in fiscal 2002.

Greater Atlantic Financial Corp.
Directors and Officers

BOARD OF DIRECTORS
Charles W. Calomiris
Chairman of the Board
Carroll E. Amos
President and Chief Executive Officer
Paul J. Cinquegrana
Principal, Washington Securities Corporation
Jeffrey M. Gitelman
Owner of Jeffrey M. Gitelman, D.D.S., P.C.
Jeffrey W. Ochsman
Partner, Friedlander, Misler, Friedlander, Sloan and Herz, PLLC
James B. Vito
Chairman of the Board of James Vito, Inc.

Greater Atlantic Financial Corp.
OFFICERS
Carroll E. Amos
President and Chief Executive Officer
David E. Ritter
Chief Financial Officer
Laurel L. Mitchell
Corporate Secretary

Greater Atlantic Bank
OFFICERS
Carroll E. Amos
President and Chief Executive Officer
Edward C. Allen
Senior Vice President and Chief Operations Officer
David E. Ritter
Senior Vice President and Chief Financial Officer
Laurel L. Mitchell
Corporate Secretary
Jeremiah D. Behan
Senior Vice President, Residential Lending
Justin R. Golden
Senior Vice President, Consumer Lending
Gary L. Hobert
Senior Vice President, Commercial Business Lending
Wade Hotsenpiller
General Auditor and Chief Credit Officer
Patsy J. Mays
Senior Vice President, Retail Banking
Robert W. Neff
Senior Vice President, Commercial Real Estate
Howard P. Bowdring, Jr.
Vice President, Controller
Virginia M. Carter
Vice President, Information Services
Elizabeth K. Gardiner
Vice President, Loan Administration
Audrey S. Guy
Vice President, Operations
Lisa M. Thomas
Vice President, Sales and Marketing

Greater Atlantic Mortgage Corp.
Mark T. Stamm
President and Chief Executive Officer

PRODUCTS & SERVICES

Personal Accounts

- No Cost Checking
- Interest Checking
- Premier Checking
- Money Market Savings Account
- Premier Money Fund
- Certificates of Deposit
- 24 Hour ATM Access
- Savings Accounts
- Individual Retirement Accounts (IRAs)
- Visa Check Cards
- Credit Cards
- Safe Deposit Boxes (in selected branches)
- 24 Hour Access Line
- On Line Banking
- Bill Payment
- Overdraft Credit Protection

Business Accounts

- Small Business Checking
- Business Analysis Account
- Business Interest Checking
- Business Savings
- Business Credit Cards
- Money Market Investment Account
- Escrow Management Account
- Merchant Services
- Commercial Sweep
- Zero Balance Checking
- Night Depository
- Lock Box Services
- On Line Banking
- Courier Service

Consumer Loans

- Personal Lines of Credit
- Home Equity Lines
- Home Equity Loans
- Home Improvement Loans
- Personal Loans
- Automobile Loans

Future Banking Products & Services

- IRA Savings)
- ACH Origination
- Keogh and SEP's
- Retail Relationship Account

Small Business Loans

- Revolving Lines of Credit
- Equipment Financing
- Loans for Permanent Working Capital

Mortgage Lending

- Fixed Rate Loans
- Adjustable Rate Loans
- Balloon Loans
- First Time Home Buyer Loans
- FHA, VA Loans and VHDA
- No Documentation Loans
- Jumbo Loans

Commercial Real Estate Loans

- Acquisition / Development Loans
- Construction Loans, Permanent Loans and Combination Construction/Permanent Loans
- Fixed Rate Loans
- Adjustable Rate Loans
- Balloon Loans
- Flexible Amortization Periods on Adjustable and Balloon Loans

Construction Loans

- Individuals
- Builders
- Project Developers

Bank Locations

Virginia

Administrative Office
10700 Parkridge Boulevard
Reston, VA 20191
(703) 391-1300

Branch Offices
250 N. Glebe Road
Arlington, VA 22203
(703) 276-2600
Peter Ford
Assistant Vice President, Branch Manager

1 South Royal Avenue
Front Royal, VA 22630
(540) 635-4112
Tammy L. Poe
Assistant Vice President, Branch Manager

9484 Congress Street
New Market, VA 22844
(540) 740-3898
Sandra C. Turner
Assistant Vice President, Branch Manager

43086 Peacock Market Plaza
South Riding, VA 20152
(703) 327-1700
Elizabeth L. Davila
Assistant Vice President, Branch Manager

46901 Cedar Lakes Plaza
Sterling, VA 20164
(703) 421-6900
Joseph F. Laniak
Assistant Vice President, Branch Manager

2800 Valley Avenue
Winchester VA 22601
(540) 662-6900
Sabrina A. Larrick
Assistant Vice President, Branch Manager

Maryland

11834 Rockville Pike
Rockville, MD 20852
(301) 881-1900
Napoleon D. Valeriano II
Assistant Vice President, Branch Manager

8070 Ritchie Highway
Pasadena, MD 21122
(410) 768-5300
Patricia E. Gallagher
Assistant Vice President, Branch Manager

District of Columbia

1025 Connecticut Avenue, N.W.
1st Floor
Washington, D.C. 20036
(202) 296-5588
Donald L. Briggs
Assistant Vice President, Branch Manager

Subsidiary
Greater Atlantic Mortgage Corp.
8230 Old Courthouse Road
Vienna, VA 22182
(703) 917-8300

Other Information
Internet WEB Address
www.gab.com

Corporate Headquarters
10700 Parkridge Boulevard, Suite P50
Reston, VA 20191

Greater Atlantic Financial Corp.'s periodic reports, including the Company's form 10-KSB filed with the Securities and Exchange Commission are available without charge to stockholders and other interested parties. To request those publications, or if you have questions about Greater Atlantic Financial Corp., you are invited to contact:

David E. Ritter
Greater Atlantic Financial Corp.
10700 Parkridge Boulevard, Suite P50
Reston, VA 20191
(703) 390-0344

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
www.amstock.com
Communications concerning changes of address, lost certificate and transfer requests should be directed to the transfer agent.

General Counsel
George W. Murphy, Jr., Esq.
Muldoon Murphy and Faucette, LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016

Independent Auditors
BDO Seidman, LLP
7101 Wisconsin Avenue, Suite 900
Bethesda, MD 20814

Stock Data
The common stock of Greater Atlantic Financial Corp. commenced trading on NASDAQ's National Market under the symbol "GAFC" on June 25, 1999. At September 30, 2001 the company had approximately 493 stockholders of record and 3,007,434 outstanding shares of common stock. The Company's common stock had a closing price of $5.40 per share at September 30, 2001. During the year ended September 30, 2001, the stock traded at a high price of $5.75 and a low price of $2.125. The Company has not paid a dividend on its common stock.

Annual Meeting
The annual meeting of stockholders of Greater Atlantic Financial Corp. will be held on Wednesday, April 10, 2002, at 10:00 a.m. at the Holiday Inn Tysons Corner, 1960 Chain Bridge Road, McLean, Virginia 22102.

Greater Atlantic
Financial Corp.
10700 Parkridge Boulevard
Reston, Virginia 20191